369 Bering Avenue
Toronto, Ontario
M8Z 3B1 Canada
Tel: 416-231-3631
Fax: 416-231-5691
E-mail: jack@snackiejacks.com

03037407

Nov. 3-2003

Attn: Office of International Corporate Finance
Security and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: File number 82-34724

Enclosed is our Quarter Financial Report Filing.

Thank you
Jack Pong
President

dlw 11/17

Financial Statements of

Snackle Jack's Ltd.

(Formerly: Curran Bay Resources Ltd.)

Nine months ended August 31, 2003

(Unaudited – Prepared by Management)

SNACKIE JACKS LTD.

(Formerly: Curran Bay Resources Ltd.)
Balance Sheets
(Prepared by Management)

	August 31, 2003 Unaudited	November 30, 2002 Audited
Assets		
Current assets		
Cash	$ -	$ 6,861
Accounts receivable:	2,618	1,641
Inventory	24,161	
	47,779	8,502
Loan receivable from related company (note 6)	38,698	-
Product development costs	375,000	-
Capital assets	6,813	-
Goodwill (note 3)	7,425	-
Mining claims	-	1
	427,936	1
	$ 475,715	$ 8,503
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	$ 13,768	$ -
Accounts payable and accrued liabilities	3,118	169,871
Advances from related party (note 6)	50,754	-
	67,640	169,871
Shareholders' equity		
Share capital (note 4)	610,100	1,648.,713
Contributed surplus	-	35.960
(Deficit)	(202,025)	(1,842,835)
	408,075	(157,162)
	$ 475,715	$ 8,503

SNACKIE JACKS LTD.

(Formerly: Curran Bay Resources Ltd.)
Statements of Operations and Deficit
Third Quarter ended August 31, 2003 and 2002
(Unaudited – Prepared by Management)

	2003		2002	
	3 Month Period	Year to Date	3 Month Period	Year to Date
REVENUE				
Product sales	19,409	$19,409	$ -	$ -
Operating costs	15,190	15,190	-	-
	4,219	4,,219		-
OPEORATING EXPENSES				
Accounting and corporate services	-	-	150	300
Professional fees	4,165	4,165	175	1,627
(Gain) on settlement of debt	-	(133,337)	(10,343)	(10,343)
Office, general and administration	14,622	21,464	2,123	2,245
	18,787	(107,708)	(7,895)	(6,088)
Net income (loss) before discontinued operations	(14,568)	111,927	(7.895	(6,088)
Oil & gas net operating income	-	6,542	-	464
Net Loss for the year	(14,568)	118,469	(7,844)	(6,552)
Deficit, Beginning of Period	(187,457)	(1,842,835)	(1,857,866)	(1,856,574)
	(202,025)	(1,724,366)	(1,850,022)	(1,850,022)
TRANSFER OF DEFICT TO SHARE CAPITAL ON REVERSE TAKEOVER (NOTE 4)	-	1,522,341	-	-
DEFICIT, END OF PERIOD	$ (202,025)	$ (202,025)	(1,850,022)	(1,`850,022)
NET LOSS PER SHARE	$ (0.000)	$ (0.000)	$ (0.001)	$ (0.001)

SNACKIE JACK'S LTD.

(Formerly: Curran Bay Resources Ltd.)
Statements of Cash Flows
Third Quarter ended August 31, 2003 and 2002
(Unaudited – Prepared by Management)

	2003		2002	
	3 Month Period	Year to Date	3 Month Period	Year to Date
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net income (loss) for the period	$ (14,568)	$ 118,469	$ 7,844	$ 6,552
Changes in non-cash operating working capital	(22,525)	(146,523)	(6,278)	(15,162)
	7,957	(28,054)	1,566	(8,610)
Investing Activities				
Goodwill acquired	(7,425)	(7,425)	-	-
	(7,425)	(7,425)	-	-
INCREASE (DECREASE) IN CASH	532	(20,629)	1,566	(8,610)
CASH, BEGINNING OF PERIOD	(14,300)	6,861	4,364	14,540
CASH, END OF PERIOD	$(13,768)	$(13,768)	$5,930	$5,930

SNACKIE JACK'S LTD.

(Formerly: Curran Bay Resources Ltd.)
Notes to Financial Statements
August 31, 2003
(Unaudited – Prepared by Management)

1. Accounting policies:

The enclosed unaudited financial statements for the nine months ended August 2003 and 2002 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the nine months ended August 2003 and 2002 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's November 30, 2002 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Snackie Jack's Ltd. (the "Corporation") as set out in the November 30, 2002 audited financial statements, except for the following:

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended Augusr 31, 2003 are not indicative of the results that may be expected for the full year ended November 30, 2003.

2. Nature of business and business combination

Snackie Jacks Ltd. (the Company") formerly Curran Bay Resources Ltd. was formed following a reverse takeover of Curran Bay Resources Ltd. by Snackie Jack's Inc. The Company is in the business of developing a commercial market for the distribution and sale of its soy based food products in Canada and the United States.

With effect to May 23, 2003 these financial statements give effect to the following transactions:

i) The consolidation and issuance of one new common share and one new preference share for 19 old common shares and 19 old preference shares to the former shareholders of Curran Bay Resources Ltd...

ii) The issuance of 23,175,345 post consolidation common shares of Curran Bay Resources Ltd. In exchange for all the issued and outstanding shares of Snackie Jack's Inc. (being 23,175,345 common shares).

iii) The reduction of the contributed capital and share capital to the extent of its deficit at the time.

iv) A change in name to Snackie Jacks Ltd. from Curran Bay Resources Ltd. on May 23, 2003 under the laws of the Province of Ontario.

SNACKIE JACKS LTD.

(Formerly: Curran Bay Resources Ltd.)
Notes to Financial Statements
August 31, 2003
(Unaudited – Prepared by Management)

3. Business combination and basis of accounting

In accounting for the business combination the financial statements have been accounted for using the Purchase Method of accounting known as a "Reverse Takeover" as the exchange of shares leaves the former shareholders of Snackie Jacks Inc. with the majority of the issued and outstanding shares of Snackie Jack's Ltd. (formerly Curran Bay Resources Ltd. Using this method of accounting Snackie Jack's Inc. is deemed to be the purchaser and accordingly, its assets and liabilities at the Acquisition Date were brought forward at their book value.

In addition, the assets acquired from Curran Bay Resources Ltd. are being recorded at their fair market value which approximates its book value. The net assets acquired and consideration given on May 23, 2003 is as follows:

Liabilities assumed	$	7,446
Less: current assets		(21)
Goodwill		$ 7,425
Consideration given:		
114,000 common shares	$	7,424
105,263 preference shares		1
Total consideration		$ 7,425

SNACKIE JACK'S LTD.

(Formerly: Curran Bay Resources Ltd.)
Notes to Financial Statements
August 31, 2003
(Unaudited – Prepared by Management)

4. Share capital:

(a) Authorized:

Unlimited number of common shares
Unlimited number of non- participating, redeemable,
Voting preference shares

(b) Issued:

Preference Shares	Number of shares	Amount
Balance November 30, 2002 (prior to prior to reverse takeover)	2,000,000	$ 300,000
Transfer to common shares on reverse takeover	-	(300,000)
Consolidation pf shares on the basis of 19 old shares for 1 new share	(1,894,734)	-
Preference shares; August 31, 2003 (after reverse takeover)	105,266	-
Common Shares		
Issued: November 30, 2002 (prior to reverse takeover)	2,166,008	$ 1,648,713
Consolidation of shares on the basis of 19 old shares for 1 new share	(2,052,008)	-
	114,000	1,648,713
Issued to shareholders of Snackie Jack's Inc.	23,175,345	147,768
Transfer from preference shares	-	300,000
Transfer of deficit of Curran Bay to share capital (on reverse takeover)"	-	(1,522,341)
Transfer of contributed surplus to share capital (on reverse takeover)	-	35,960
Common shares; August 31, 2003 (after reverse takeover)	23,289,345	610,100
Total Share Capital		$ 610,100

5. Income taxes:

At August 31, 2003 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

6. Related party transactions:

Related party transactions not disclosed elsewhere in these financial statements are as follows:

- The advances from related parties are interest free and have no terms of repayment.

- The advances to related parties are interest free and have no terms of repayment.